Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-202334
Supplement dated August 2, 2016
(“Preliminary Prospectus Supplement”))

$1,100,000,000 3.000% Notes Due 2027

$1,200,000,000 4.400% Notes Due 2047

FINAL TERM SHEET

August 2, 2016

Issuer:	International Paper Company
Trade Date:	August 2, 2016
Settlement Date:	August 11, 2016 (T+7)
Expected Ratings*:	Moody’s: Baa2 (Stable); Standard & Poor’s: BBB (Stable)

3.000% Notes Due 2027

Security:	3.000% Notes due 2027
Principal Amount:	$1,100,000,000
Final Maturity:	February 15, 2027
Interest Rate:	3.000% per annum
Public Offering Price:	99.624%
Yield to Maturity:	3.042%
Benchmark Treasury:	1.625% UST due May 15, 2026
Benchmark Treasury Price:	100-24
Benchmark Treasury Yield:	1.542%
Spread to Benchmark Treasury:	150 basis points
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2017.
Optional Redemption:	Prior to November 15, 2026, at the greater of par and make-whole at Treasury plus 25 basis points, plus accrued and unpaid interest to the date of redemption. On or after November 15, 2026, at par, plus accrued and unpaid interest to the date of redemption.
Special Mandatory Redemption:	If we do not consummate the acquisition of Weyerhaeuser NR Company’s Pulp Business (as defined in the Preliminary Prospectus Supplement) in accordance with the Purchase Agreement (as defined in the Preliminary Prospectus Supplement) on or prior to August 1, 2017, or if the Purchase Agreement is terminated at any time on or prior to such date, we must redeem the 2027 notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to but excluding the Special Mandatory Redemption Date (as defined in the Preliminary Prospectus Supplement).
CUSIP/ISIN:	460146 CP6 / US460146CP67

4.400% Notes Due 2047

Security:	4.400% Notes due 2047
Principal Amount:	$1,200,000,000
Final Maturity:	August 15, 2047
Interest Rate:	4.400% per annum
Public Offering Price:	99.899%
Yield to Maturity:	4.406%
Benchmark Treasury:	2.500% UST due February 15, 2046
Benchmark Treasury Price:	104-04+
Benchmark Treasury Yield:	2.306%

Spread to Benchmark Treasury:	210 basis points
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2017.
Optional Redemption:	Prior to February 15, 2047 at the greater of par and make-whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption. On or after February 15, 2047, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CQ4 / US460146CQ41

Joint Book-Running Managers:	Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Regions Securities LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

DNB Markets, Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

MUFG Securities Americas Inc.

Rabo Securities USA, Inc.

Net Proceeds to Issuer

(before expenses):	$2,277,002,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment by the underwriters on or about August 11, 2016, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact the notes initially will settle on T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Deutsche Bank Securities Inc.	800-503-4611 (toll free)
J.P. Morgan Securities LLC	212-834-4533 (collect)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.